UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND
AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)

TABULA RASA HEALTHCARE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

873379 101

(CUSIP Number)

Michael Hirschberg, Esq.

Reitler Kailas & Rosenblatt LLC

885 Third Avenue

New York, New York  10022

(212) 209-3032

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 873379 101

1	Name of Reporting Persons Bruce Luehrs

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,565 shares

	8	Shared Voting Power 754,842 shares (1)

	9	Sole Dispositive Power 5,565 shares

	10	Shared Dispositive Power 754,842 shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 760,407 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 4.4% (2)

14	Type of Reporting Person IN

(1) Includes 754,842 shares held by Emerald Stage2 Ventures, L.P.  Stage2 Capital Ventures Associates, L.P. is the general partner of Emerald Stage2 Ventures, L.P. and Stage2 Capital Associates G.P., LLC is the general partner of Stage2 Capital Ventures Associates, L.P. Mr. Luehrs, who serves as a director of the Company, is an officer of Stage2 Capital Associates G.P., LLC.  Mr. Luehrs disclaims beneficial ownership of such 754,842 shares of common stock except to the extent of his pecuniary interest therein.

(2)  Based on 17,097,080 outstanding shares of common stock of the Company as of March 31, 2017, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 2, 2017.

CUSIP No. 873379 101

1	Name of Reporting Persons Emerald Stage2 Ventures, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 754,842 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 754,842 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 754,842 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 4.4% (1)

14	Type of Reporting Person PN

(1)  Based on 17,097,080 outstanding shares of common stock of the Company as of March 31, 2017, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 2, 2017.

CUSIP No. 873379 101

1	Name of Reporting Persons Stage2 Capital Ventures Associates, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 754,842 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 754,842 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 754,842 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 4.4% (1)

14	Type of Reporting Person PN

(1)  Based on 17,097,080 outstanding shares of common stock of the Company as of March 31, 2017, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 2, 2017.

CUSIP No. 873379 101

1	Name of Reporting Persons Stage2 Capital Associates G.P., LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 754,842 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 754,842 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 754,842 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 4.4% (1)

14	Type of Reporting Person PN

(1)  Based on 17,097,080 outstanding shares of common stock of the Company as of March 31, 2017, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 2, 2017.

Item 1.     Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Tabula Rasa HealthCare, Inc. (the “Company”), a Delaware corporation.  The address of the Company’s principal executive offices is 228 Strawbridge Drive, Suite 100, Moorestown, NJ 08057.

Item 2.     Identity and Background

(a)         This Statement is filed by Bruce Luehrs, Emerald Stage2 Ventures, L.P. (“Emerald”), Stage2 Capital Ventures Associates, L.P. (“Stage2 Capital Ventures”) and Stage2 Capital Associates G.P., LLC (“Stage2 Capital Associates”, and together with Mr. Luehrs, Emerald and Stage2 Capital Ventures, the “Reporting Persons”).  Stage2 Capital Ventures is the general partner of Emerald and Stage2 Capital Associates is the general partner of Stage2 Capital Ventures.  Bruce Luehrs, who serves as a director of the Company, is an officer of Stage2 Capital Associates.

(b)         The business address of Mr. Luehrs, Emerald, Stage2 Capital Ventures and Stage2 Capital Associates is 4801 S. Broad St., Suite 400, Philadelphia, PA 19112.

(c)          The principal business of Emerald is to purchase, sell, trade and invest in securities.  The principal business of Stage2 Capital Ventures is to serve as the general partner of Emerald.  The principal business of Stage2 Capital Associates is to serve as the general partner of Stage2 Capital Ventures.  Mr. Luehrs, who serves as a director of the Company, is an officer of Stage2 Capital Associates.

(d)         During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Luehrs is a citizen of the United States.  Emerald, Stage2 Capital Ventures and Stage2 Capital Associates were organized in Delaware.

Item 5.     Interest in Securities of the Issuer.

(a)           Mr. Luehrs beneficially owns 760,407 shares of common stock of the Company, constituting 4.4% of the 17,097,080 outstanding shares of common stock of the Company as of March 31, 2017, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 2, 2017.

Emerald, Stage2 Capital Ventures and Stage2 Capital Associates beneficially own 754,842 shares of common stock of the Company, constituting 4.4% of the 17,097,080 outstanding shares of common stock of the Company as of March 31, 2017, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 2, 2017.

(b)           Mr. Luehrs has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the 5,565 shares of Common Stock of the Company reported herein as beneficially owned by him.  Mr. Luehrs, Emerald, Stage2 Capital Ventures and Stage2 Capital Associates have the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 754,842 shares of common stock of the Company reported herein as beneficially owned by them.

(c)          On May 10, 2017, the Reporting Persons sold 200,000 shares of common stock of the Company in a sale to the public pursuant to Rule 144 of the Securities Act of 1933, as amended, for aggregate proceeds of $2,516,000.

There were no other transactions in the common stock of the Company effected by the Reporting Persons during the sixty (60) days prior to the date of filing of this Amendment No. 1 to Schedule 13D.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Company held by the Reporting Persons.

(e)           The Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the outstanding common stock of the Company on May 10, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2017

/s/ Bruce Luehrs
Bruce Luehrs

Emerald Stage2 Ventures, L.P.

By: Stage2 Capital Ventures Associates, L.P., its General Partner

By: Stage2 Capital Associates G.P., LLC, its General Partner

/s/ Saul Richter, Managing Partner

Stage2 Capital Ventures Associates, L.P.

By: Stage2 Capital Associates G.P., LLC, its General Partner

/s/ Saul Richter, Managing Partner

Stage2 Capital Associates G.P., LLC

/s/ Saul Richter, Managing Partner